Exhibit 99.1

Vision Marine Technologies Appoints 31st Premier of Quebec, Dr. Philippe Couillard,

to the Board of Directors

Montreal, Canada — September 11, 2023 — Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, is pleased to announce the appointment of Dr. Philippe Couillard as an Independent Director to the Board of Directors, effective immediately. Dr. Couillard brings a wealth of knowledge and a diverse range of experiences to his new role, and he will be instrumental in guiding Vision Marine through its next phase of growth and innovation.

Dr. Couillard received his medical degree in 1979 and completed his specialty training in neurosurgery in 1985 at the Université de Montréal. With over 20 years of distinguished medical practice in Canada and abroad, Dr. Couillard has demonstrated a strong commitment to healthcare and public service.

Dr. Couillard previously served as the Minister of Health for the province of Quebec from 2003 to 2008 and was the 31st Premier (First Minister) of Quebec from 2014 to 2018. His unique career encompasses an impressive blend of prior experience with electrification of transport, from public policy and business achievements, as well as medical and academic, positioning him as a leading authority in multiple disciplines.

As an Independent Director, Dr. Couillard will provide invaluable insights and strategic advice, particularly in areas that align with his extensive expertise in business, throughout North America and globally, public policy, and international relations. His appointment is expected to fortify Vision Marine's governance and aid in its long-term strategic initiatives. Dr. Couillard has also been appointed to the Audit Committee of the Board.

“We look forward to Dr. Couillard’s contributions to Vision Marine, and his extraordinary blend of business experience, battery expertise, and political acumen positions him as an invaluable asset in our mission to revolutionize the boating industry with electric power.  This appointment is not merely a new chapter for our company; it’s a pivotal moment that underscores our commitment to excellence, innovation, and social responsibility,” stated Alex Mongeon, CEO of Vision Marine.

Dr. Couillard stated, “My appreciation of Vision Marine’s potential for growth brought me to this role, and I look forward to sharing my desire to contribute to value creation with other directors and management.”

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

For Immediate Release:

Investor and Company Contact: Bruce Nurse

303-919-2913 or bn@v-mti.com